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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         USP Real Estate Investment Trust
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   903370-10-4
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   July 1, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               240,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               190,200
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO, PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               240,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               9,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     US
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               240,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               40,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 903370-10-4

     Pursuant to Rule 13d-1(f)(1), this amendment No.1 to Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), the Richard M. Osborne Trust (the "Trust") and Steven A. Calabrese for the purpose of reporting a voting agreement entered into on July 1, 1997, and to report certain acquisitions of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa corporation ("USP"), by Mr. Calabrese.


Item 2.   Identity and Background.

     Item 2 of Schedule 13D is hereby amended and supplemented as follows:

     (a) The persons filing this Schedule 13D are the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd., and Steven A. Calabrese.

     (b) Mr. Calabrese's business address is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115-1603.

     (c) Mr. Calabrese's principal business is serving as an officer of Calabrese, Racek and Markos, Inc., a real estate services corporation that provides appraisals, management and other related services for various commercial and industrial properties.

     (d)  Negative with respect to Mr. Calabrese.

     (e)  Negative with respect to Mr. Calabrese.

     (f)  Mr. Calabrese is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D  is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by Mr. Calabrese were acquired for the aggregate purchase price of approximately $180,000 with a combination of personal funds contributed by Mr. Calabrese and margin debt from Everen Securities, Inc. ("Everen").

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by Mr. Calabrese. A copy of the agreements setting forth the terms of Mr. Calabrese's Everen margin debt is attached hereto as Exhibit 7.4.


Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D  is hereby amended and supplemented as follows:

     Mr. Calabrese affirms and restates the purpose of, and the plans or proposals related to, the Fund and Trust's acquisitions as set forth in the original Schedule 13D as if fully restated herein with respect to his acquisitions.
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CUSIP No. 903370-10-4

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D  is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

     The Fund beneficially owns 190,200 Shares, or approximately 4.9% of the outstanding Shares, the Trust owns 9,000 Shares, or approximately 0.2% of the outstanding Shares, and Mr. Calabrese owns 40,800 Shares, or approximately 1.0% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares owned by the Fund and the Trust.

     (b) Except as described in the following paragraph, Mr. Osborne, as sole trustee of the Trust and sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and Fund. Except as described in the following paragraph, Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     Pursuant to a voting agreement, dated July 1, 1997 (the "Voting Agreement"), between Messrs. Osborne and Calabrese regarding the Shares beneficially owned by each of them, the Trust, the Fund and Mr. Calabrese may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act with respect to all 240,000 of such Shares. Pursuant to the terms of the Voting Agreement, Mr. Osborne and Mr. Calabrese have agreed to vote together, as they mutually agree on any matter submitted to a vote of the shareholders of USP during the term of the agreement. A copy of the Voting Agreement is attached hereto as Exhibit 7.5 and is incorporated herein by reference.

     (c) Since the original filing of Schedule 13D on June 27, 1997, the Fund has not purchased any Shares in open market transactions.

     During the past 60 days, Mr. Calabrese purchased 36,800 Shares in open market transactions as set forth below:
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CUSIP No. 903370-10-4


                                          Approximate Per Share Price
         Date         Number of Shares      (Excluding Commissions)
         ----         ----------------    ---------------------------

     May 23, 1997          15,000                 $4.25
     May 28, 1997           3,500                 $4.31
     May 28, 1997           5,000                 $4.38
     June 27, 1997         12,000                 $4.75
     June 30, 1997          1,300                 $4.75

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is hereby made to the Voting Agreement attached hereto as
Exhibit 7.5.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.4    Client Agreement between Everen and Steven A. Calabrese

     Exhibit 7.5 Voting Agreement between Steven A. Calabrese and Richard M. Osborne

     Exhibit 7.6    Joint Filing Agreement
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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 11, 1997                    TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager




                                        RICHARD M. OSBORNE TRUST


                                        By:/s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Trustee



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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 11, 1997               STEVEN A. CALABRESE


                                   /s/ Steven A. Calabrese
                                   -----------------------






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CUSIP No. 903370-10-4

                                  Exhibit Index



     Exhibit 7.4    Client Agreement between Everen and Steven A. Calabrese

     Exhibit 7.5 Voting Agreement between Steven A. Calabrese and Richard M. Osborne

     Exhibit 7.6    Joint Filing Agreement
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